September 28, 2006 Via EDGAR	Jon E. Gavenman jon.gavenman@hellerehrman.com Direct (650) 233-8539 Direct Fax (650) 324-6635 Main (650) 324-7000 Fax (650) 324-0638 42553.0001

Stephen Krikorian

Accounting Branch Chief

Securities & Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Re:	LookSmart, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for the Quarterly Period Ended March 31, 2006

Form 10-Q for the Quarterly Period Ended June 30, 2006

File No. 000-27265

Ladies and Gentlemen:

This letter is in response to Mr. Krikorian’s letter to Mr. David B. Hills dated September 22, 2006, which sets forth the Staff’s comment regarding the filing of a Form 8–K on August 3, 2006 by LookSmart, Ltd. (“LookSmart”). As discussed by the undersigned with Mr. Christopher White on August 23, 2006, LookSmart continues to understand the Staff’s comment to be prospective in nature, and LookSmart plans to implement its response thereto in future public disclosures following resolution of the comment with the Staff.

The numbered response below corresponds to the number in Mr. Krikorian’s letter. For your convenience, we have included the Staff’s comments in bold typeface before each of our responses.

Form 8 K filed on August 3, 2006

Exhibit 99.1

1.	We note your response to prior comment number 2, with respect to your use and disclosure of your non-GAAP financial measures. Please further clarify why you believe that your “core operating results” do not include stock based-compensation expense as they result from your operations. In this respect, your disclosure indicates that you believe the adjustment provides investors with information about your underlying performance that enables investors a “more meaningful” comparison of your financial results in different reporting periods. Clarify why you believe that including the impact of a required GAAP

Stephen Krikorian

September 28, 2006

pronouncement provides a “more meaningful” comparison of your financial results. Please explain why such a statement does not provide the impression that your non-GAAP measures are superior to your results determined in accordance with GAAP. We refer you to Questions 8 and 9 of the June 13, 2003, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has further modified its proposed future disclosures in an effort to clarify its rationale for excluding non-cash charges, and attempted to ensure that the presentation does not suggest or imply that non-GAAP measures are superior to GAAP measures. Specifically, the Company has deleted the words “a more meaningful” as a modifier of “comparison”, as it was not the Company’s intent to imply that the non-GAAP measure comparison was somehow more valuable or superior to the GAAP measures. Rather, the non-GAAP measures are purely supplementary information that the Company believes is valuable to investors. The Company respectfully draws the Staff’s attention to the explicit qualifications on the non-GAAP measures, to that effect, set forth in both the first paragraph (next to last sentence) and last paragraph of Attachment A to this letter.

Additionally, the Company has eliminated the term “core” operating results, and focused the disclosure throughout Attachment A on “cash-oriented” or cash-based operating results (or words of similar meaning), which was the intended meaning. The Company did not intend to imply in any way that its GAAP operating results somehow did not reflect “core” operations, as distinct from operations generally. The Company respectfully continues to believe that the cash flow of the Company’s business from operations, exclusive of non-cash charges, is a focal point for the Company’s investors with respect to the Company’s operations, and therefore that the presentation of such operating results on a non-GAAP basis is appropriate and in the interests of the Company and investors (provided of course that the Company continues to present its results in a GAAP basis in accordance with the Commission’s rules).

Accordingly, the Company plans to enhance its future disclosure, along the lines indicated in Attachment A, in an effort to address both the Staff’s above comment and the disclosures mentioned in the Division of Corporations Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Questions 8 and 9.

We appreciate the Staff’s consideration in this matter.

Very truly yours,

/s/ Jon E. Gavenman
Heller Ehrman LLP

Attachment A

Proposed Sample Disclosure Going Forward, as Appropriate

GAAP to Non-GAAP reconciliation

LookSmart provides non-GAAP financial information to assist investors in assessing its current and future operations in the way that LookSmart’s management evaluates those operations. Non-GAAP operating expense and non-GAAP net loss are supplemental measures of LookSmart’s performance that are not required by, and are not presented in accordance with, generally accepted accounting principles (GAAP). The non-GAAP information does not substitute for any performance measure derived in accordance with GAAP. LookSmart believes that this non-GAAP information provides useful information to investors by excluding the effect of some non-cash expenses that are required to be recorded under GAAP but that LookSmart believes are not indicative of LookSmart’s cash-based operating results.

LookSmart’s management evaluates and makes operating decisions about its business operations primarily based on revenue and the cash costs of those business operations (distinct from non-cash costs of operations). Therefore, management presents non-GAAP financial measures, along with GAAP measures, in this [earnings release] by excluding these non-cash items from the period expenses. A limitation associated with these measures is that they do not include stock-based compensation expense related to our workforce. A limitation of non-GAAP net loss is that it does not include all items that impact our net loss and net loss per share for the period. The income statement line items involved in the adjustment from GAAP to non-GAAP presentation in this [earnings release] are the following items that include equity-based compensation charges: (1) cost of revenues; (2) operating expenses, research and development; (3) operating expenses, selling and marketing; and (4) operating expenses, general and administrative. These items in turn affect (1) total cost of revenues; (2) total costs and expenses; (3) operating income/loss; (4) income before income taxes; (5) net loss, and (6) basic earnings per share.

For each such non-GAAP financial measure, the adjustment provides management with information about LookSmart’s underlying cash-based operating performance that enables comparison of its cash-based financial results in different reporting periods. LookSmart’s management excludes the impact of equity-based compensation to eliminate the effects of this non-cash item, which, because it is based upon estimates on the grant dates, may bear little resemblance to the actual values realized upon the future exercise, expiration, termination or forfeiture of the stock-based compensation, and which, as it relates to stock options and stock purchase plan shares, is required for GAAP purposes to be estimated under valuation models, including the Black-Scholes model used by LookSmart. LookSmart’s management also excludes the impact of equity-based compensation to help it compare current period cash operating expenses against the operating expenses for prior periods. Management uses these measures to help it make budgeting decisions between those expenses that affect operating expenses and operating margin (such as research and development, sales and marketing, and general and administrative expenses), and those expenses that affect cost of revenue and gross margin.

Stephen Krikorian

September 28, 2006

Further, the availability of non-GAAP financial information helps management track actual performance relative to financial targets, including both internal targets and publicly announced targets. Making this non-GAAP financial information available to investors, in addition to the GAAP information, helps investors compare LookSmart’s performance with the performance of other companies in our industry, which use similar financial measures to supplement their GAAP financial information.

As stated above, management recognizes that the use of these non-GAAP measures has limitations, including the fact that management must exercise judgment in determining which types of charges should be excluded from the non-GAAP financial information. Because other companies, including companies similar to LookSmart, may calculate their non-GAAP earnings differently than LookSmart, non-GAAP measures may have limited usefulness in comparing companies. Management believes, however, that providing this non-GAAP financial information, in addition to the GAAP information, facilitates comparison of LookSmart’s financial performance on a cash basis over time. LookSmart has provided non-GAAP results to the investment community, not as an alternative but as an important supplement to GAAP information, to enable investors to evaluate LookSmart’s cash-based operating performance in the same way that management does.